Exhibit 99.1

VALERITAS HOLDINGS, INC.

Consolidated Financial Statements

December 31, 2019 and 2018

VALERITAS HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Independent Auditors’ Report	1-2
Consolidated Balance Sheets as of December 31, 2019 and 2018	3
Consolidated Statements of Operations for the years ended December 31, 2019 and 2018	4
Consolidated Statements of Stockholders’ (Deficit) Equity for the years ended December 31, 2019 and 2018	5
Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018	6
Notes to Consolidated Financial Statements	7-33

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of
Zealand Pharma US, Inc.

We have audited the accompanying consolidated financial statements of Valeritas Holdings, Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has experienced negative cash flows and has an accumulated deficit. In addition, the Company filed a petition for reorganization under Chapter 11 of the Bankruptcy Code in February 2020. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The financial statements of Valeritas Holdings, Inc. and subsidiaries as of and for the year ended December 31, 2018, were audited by other auditors whose report dated March 5, 2019, expressed an unmodified opinion on those statements.

/s/ Marcum LLP

Marcum LLP

Boston, MA

December 7, 2020

VALERITAS HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$13,819	$47,290
Restricted cash	468	468
Accounts receivable, net	3,362	6,294
Inventories	6,120	6,824
Prepaid expense and other current assets	1,275	1,200
Total current assets	25,044	62,076
Property and equipment, net	6,846	6,097
Right-of-use assets, net	2,290	-
Other assets	410	447
Total assets	$34,590	$68,620
Liabilities and stockholders’ (deficit) equity
Current liabilities:
Current portion of financing lease obligations	$132	$123
Current portion of operating lease obligations	413	-
Accounts payable	5,326	4,916
Accrued expense and other current liabilities	9,913	8,851
Current portion of related party debt, net	16,266	-
Total current liabilities	32,050	13,890
Financing lease obligations	8	140
Long-term debt, related parties, net	1,591	40,192
Operating lease obligations	2,035	109
Total liabilities	35,684	54,331
Commitments and contingencies (Note 13)
Stockholders’ (deficit) equity
Preferred stock, $0.001 par value, 50,000,000 shares authorized
Convertible Series A Preferred Stock, $0.001 par value; 2,750,000 shares authorized; 2,750,000 shares issued and outstanding at December 31, 2019 and 2018. (Aggregate liquidation value of $33,712 and $31,411 at December 31, 2019 and 2018, respectively).	3	3
Convertible Series B Preferred Stock, $0.001 par value; 30,000,000 shares authorized; 17,123,284 shares issued and outstanding at December 31, 2019 and no shares issued and outstanding at December 31, 2018. (Aggregate liquidation value of $25,506 and $0 at December 31, 2019 and 2018, respectively).	17	-
Common stock, $0.001 par value, 300,000,000 shares authorized; 8,331,895 shares issued and 8,331,503 shares outstanding at December 31, 2019 and 4,997,544 shares issued and 4,997,152 shares outstanding at December 31, 2018	8	5
Additional paid-in capital	574,857	534,176
Accumulated deficit	(575,955)	(519,871)
Treasury stock, at cost (392 shares)	(24)	(24)
Total stockholders’ (deficit) equity	(1,094)	14,289
Total liabilities and stockholders’ (deficit) equity	$34,590	$68,620

See accompanying notes to consolidated financial statements.

VALERITAS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

	Year Ended
	December 31,
	2019	2018
Revenue, net	$30,438	$26,398
Cost of goods sold	18,544	13,974
Gross margin	11,894	12,424
Operating expense:
Research and development	6,742	7,372
Selling, general and administrative	56,296	47,142
Total operating expense	63,038	54,514
Operating loss	(51,144)	(42,090)
Other expense, net:
Interest expense, net	(3,749)	(3,812)
Other expense, net	(17)	(27)
Total other expense, net	(3,766)	(3,839)
Loss before income taxes	(54,910)	(45,929)
Provision for income taxes	-	-
Net loss	$(54,910)	$(45,929)

See accompanying notes to consolidated financial statements.

Valeritas Holdings, Inc.

Consolidated Statements of Stockholders' (Deficit) Equity

(Amounts in thousands, except share and per share data)

	Preferred Stock- Series A		Preferred Stock- Series B		Common Stock		Treasury Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance-January 1, 2018	2,750,000	$3	-	$-	350,118	$-	392	$(24)	$469,884	$(473,921)	$(4,058)
Cumulative effect of change in accounting principle	-	-	-	-	-	-	-	-	-	(21)	(21)
Share-based compensation	-	-	-	-	-	-	-	-	4,057	-	4,057
Restricted shares vested	-	-	-	-	1,500	-	-	-	-	-	-
Issuance of common stock as a result of Employee Stock Purchase Program	-	-	-	-	7,720	-	-	-	236	-	236
Issuance of common stock as a result of April 2018 public offering, net of fees	-	-	-	-	765,000	1	-	-	24,358	-	24,359
Issuance of common stock as a result of November 2018 public offering, net of fees	-	-	-	-	3,750,000	4	-	-	32,535	-	32,539
Issuance of common stock as a result of First and Second Purchase Agreements, net of fees	-	-	-	-	109,621	-	-	-	3,106	-	3,106
Commitment fee for Second Purchase Agreement	-	-	-	-	13,193	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	(45,929)	(45,929)
Balance-December 31, 2018	2,750,000	3	-	-	4,997,152	5	392	(24)	534,176	(519,871)	14,289
Share-based compensation expense	-	-	-	-	-	-	-	-	3,360	-	3,360
Issuance of common stock through sales agreement, net of fees	-	-	-	-	2,184,155	2	-	-	9,138	-	9,140
Issuance of common stock with exercise of Series B warrants	-	-	-	-	2,096	-	-	-	20	-	20
Issuance of common stock through Second Purchase Agreement, net of fees	-	-	-	-	1,148,100	1	-	-	2,006	-	2,007
Issuance of preferred stock upon exchange of debt	-	-	17,123,284	17	-	-	-	-	24,983	-	25,000
Common Stock dividends distributable	-	-	-	-	-	-	-	-	668	(668)	-
Series B dividends distributable	-	-	-	-	-	-	-	-	506	(506)	-
Net loss	-	-	-	-	-	-	-	-	-	(54,910)	(54,910)
Balance-December 31, 2019	2,750,000	$3	17,123,284	$17	8,331,503	$8	392	$(24)	$574,857	$(575,955)	$(1,094)

See accompanying notes to consolidated financial statements.

Valeritas Holdings, Inc.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended
	December 31,
	2019	2018
Operating activities
Net loss	$(54,910)	$(45,929)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,285	1,264
Amortization of right-of-use assets	349	-
Amortization of financing costs	41	21
Noncash interest expense	2,804	4,162
Share-based compensation expense	3,360	4,057
Inventory write-down	3,791	-
Loss on disposal of property and equipment	-	20
Loss on extinguishment of debt	50	-
Sales return provision	(73)	(158)
Changes in:
Accounts receivable	2,932	(2,303)
Inventories	(3,087)	1,281
Prepaid expense and other current assets	13	(324)
Other assets	2	(264)
Accounts payable	230	(1,017)
Accrued expense	1,135	1,949
Operating lease liabilities	(300)	-
Deferred rent liability	-	51
Net cash used in operating activities	(42,378)	(37,190)
Investing activities
Acquisition of property and equipment	(1,942)	(1,552)
Net cash used in investing activities	(1,942)	(1,552)
Financing activities
Repayment of finance lease	(123)	(97)
Proceeds from issuance of common stock from public offerings, net of fees	-	57,294
Proceeds from issuance of common stock through purchase agreements, net of fees	2,007	3,106
Proceeds from issuance of common stock and exercise of warrants, net of fees	9,195	-
Capitalization of debt exchange costs	(230)	-
Proceeds from issuance of common stock through ESPP	-	236
Net cash provided by financing activities	10,849	60,539
Net increase (decrease) in cash, cash equivalents and restricted cash	(33,471)	21,797
Cash, cash equivalents and restricted cash-beginning of year	47,758	25,961
Cash, cash equivalents and restricted cash-end of year	$14,287	$47,758
Supplemental disclosures of cash flow information
Cash interest payment on long-term debt	$1,542	$-
Noncash activities
Exchange of debt to Series B Preferred Stock	$25,000	$-
Operating lease liability	$2,700	$-
Right-of-use assets	$2,639	$-
Deferred rent	$108	$-
Property and equipment additions included in accounts payable	$92	$-
Reduction in prepaid consideration	$88	$-
Deferred revenue reduction	$-	$1,638
Sales return reserve	$-	$778
Deferred cost of goods sold reduction	$-	$539
Commitment fee for Second Purchase Agreement	$-	$429
Accrued/payable offering costs	$-	$396
Capital lease obligation	$-	$360
Accrued distribution fees and managed care costs	$-	$343

See accompanying notes to consolidated financial statements.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Organization

Valeritas Holdings, Inc. (the “Company”) was incorporated in the state of Delaware on May 3, 2016. Prior to its incorporation in Delaware, the Company was incorporated in Florida on May 9, 2014 under the name “Cleaner Yoga Mat, Inc.” Valeritas, Inc. (“Valeritas”), the Company’s wholly-owned subsidiary, was incorporated in the state of Delaware on December 27, 2007, when it was converted into a Delaware corporation from a Delaware limited liability company, which was formed on August 2, 2006 under the name Valeritas LLC. On February 10, 2020, the Company received a follow-up notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, as a result of the Company's Chapter 11 filing, the Company's common stock would be delisted from Nasdaq. The Company's common stock was subsequently delisted in March 2020. Refer to Note 10 for additional details.

The Company is a commercial-stage medical technology company focused on improving health and simplifying life for people with diabetes by developing and commercializing innovative technologies. The Company’s flagship product, V-Go® Wearable Insulin Delivery device, is a simple, wearable, basal-bolus insulin delivery device for adult patients with type 2 diabetes that enables patients to administer a continuous preset basal rate of insulin over 24 hours. It also provides discreet on-demand bolus dosing at mealtimes. It is the only non-electronic basal-bolus insulin delivery device on the market today specifically designed keeping in mind the needs of adult patients with Type 2 diabetes. V-Go is a small, discreet, easy-to-use wearable and completely disposable insulin delivery device that a patient adheres to his or her skin every 24 hours. V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery throughout the day and to manage their diabetes with insulin without the need to plan a daily routine around multiple daily injections.

2. Liquidity and Ability to Continue as a Going Concern

The Company is subject to a number of risks similar to those of earlier stage commercial companies, including dependence on key individuals and products, the difficulties inherent in the development of a commercial market, the potential need to obtain additional capital, competition from larger companies, other technology companies and other technologies.

The Company has evaluated whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements were available to be issued. As of December 31, 2019, the Company had $14.3 million in cash and cash equivalents ($0.5 million of which is restricted cash). The Company has incurred losses each year since inception and has experienced negative cash flows from operations in each year since inception and has an accumulated deficit of $576.0 million as of December 31, 2019. On December 20, 2019, the Company issued a press release indicating that a temporary supply disruption (the “Supply Disruption”) caused by a manufacturing yield issue caused a delay in product availability and shipments. Additionally, the recent COVID-19 pandemic caused shut-downs in China, causing further shortages, and the Company was facing significant liquidity constraints exacerbated by the Supply Disruption. The Company’s efforts to sell its business outside of a court procedure stalled. As a result, on February 9, 2020 the Company filed a petition for reorganization under Chapter 11 of the Bankruptcy Code (the “Bankruptcy Code”) with the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in order to implement the financial restructuring of the Company. In conjunction with the Chapter 11 filing, the Company entered into an asset purchase agreement (the “Purchase Agreement”) with Zealand Pharma A/S, (“Zealand”). Subject to a competitive bidding process, Zealand agreed to purchase substantially all of the assets of the Company for a purchase price of (i) $23 million in cash and (ii) the assumption of certain liabilities of the Company, all as set forth in the Purchase Agreement. The Bankruptcy Court ultimately approved the Purchase Agreement and the sale of substantially all of the Company’s assets to Zealand. These consolidated financial statements have been prepared with the assumption that the Company will continue as a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern or as a consequence of the Chapter 11 cases.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 4, 2020, the Bankruptcy Court confirmed the Company’s Chapter 11 plan of liquidation (the “Plan of Liquidation”). The Plan of Liquidation became effective on June 30, 2020. As a result, the Company began its formal dissolution process. Refer to Note 14 (Subsequent Events) for additional details on the Chapter 11 filing and Purchase Agreement.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements reflect the operations of the Company and Valeritas, its wholly-owned subsidiary, as well as wholly-owned subsidiaries of Valeritas. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the period. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

Basis of Presentation

Reverse Stock Split

On May 20, 2019 (the “Effective Date”), the Company filed a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to effect a 1–for–20 reverse stock split of the Company’s outstanding shares of common stock. Such amendment and ratio were previously approved by the Company’s stockholders and board of directors, respectively. As a result of the reverse stock split, every twenty shares of the Company’s outstanding pre–reverse split common stock were combined and reclassified into one share of common stock. Proportionate voting rights and other rights of common stockholders were not affected by the reverse stock split. Stockholders who would otherwise have held a fractional share of common stock received payment in cash in lieu of any such resulting fractional shares of common stock, as the post–reverse split amounts of common stock were rounded down to the nearest full share. Unless otherwise noted, all share and per share information included in the financial statements and notes thereto have been retroactively adjusted to reflect the reverse stock split.

Change in Accounting Principle

The Company adopted Accounting Standards Codification 842, Leases (“ASC 842”) in the first quarter of 2019. As a result, the Company updated its significant accounting policies for leases below. Refer to Note 13 for additional information related to the Company’s lease arrangements.

Leases

The Company has two leased buildings in Bridgewater, New Jersey and Marlborough, Massachusetts that are classified as operating leases on the Company's consolidated balance sheet. The Company additionally has two service contracts that were determined to be embedded leases within the scope of ASC 842, and accordingly are accounted for as operating leases. Also, the Company has finance (capital) leases for laptops and other electronic equipment.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Right-of-use (“ROU”) assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date for leases exceeding 12 months. Minimum lease payments include only the fixed lease component of the agreement.

The Company estimates its incremental borrowing rate for its leases using a portfolio approach based on the respective weighted average term of the agreements. The estimation considers the market rates of the Company's outstanding collateralized borrowings and rates of external outstanding borrowings including market comparisons.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in cost of sales and selling, general and administrative expenses. Amortization expense for finance (capital) leases is recognized on a straight-line basis over the lease term and is included in cost of sales or selling, general and administrative expenses, while interest expense for finance (capital) leases is recognized using the effective interest method. In addition, as defined by ASC 842, the Company tested its service contracts for embedded leases. For an asset to be considered as a lease in the contract the asset must meet the following criteria: 1) the asset must be explicitly or implicitly specified in the contract; 2) the asset must be physically distinct; and 3) the supplier does not have a substantive substitution right. Once an asset is determined to be an embedded lease it is then tested to determine if it is an operating or finance (capital) lease. Embedded leases are determined to be operating leases if the contractual term is less than 75% of the estimated economic life, the allocated cash flows are less than 90% of the fair market value to purchase these assets, there is no purchase option (bargain or otherwise), there is no transfer of ownership at the end, and the assets are not so customized to the Company's needs that they could not be reworked to use for another customer.

The standard was effective for the Company beginning January 1, 2019 and was adopted using the modified retrospective transition method approach. The Company elected the available practical expedients on adoption. The most significant impact upon adoption was the recognition of ROU assets and lease liabilities for operating leases. The Company's accounting for finance (capital) leases remained substantially unchanged. Adoption of this standard resulted in the recognition of ROU assets and lease liabilities for operating leases, and had the following impact to the reported results as of December 31, 2018 on our consolidated financial statements:

	As Reported December 31, 2018	New Lease Standard Adjustment	Adjusted January 1, 2019
Right-of-use assets	$—	$1,566	$1,566
Current portion of operating lease obligations	—	272	272
Long term operating lease obligations	—	1,403	1,403
Current portion of finance (capital) lease obligations	123	—	123
Deferred rent	108	(108)	—
Long term finance (capital) lease obligations	140	—	140

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The majority of the Company’s revenue is generated from V-Go sales in the United States to third-party wholesalers and medical supply distributors that, in turn, sell this product to retail pharmacies or directly to patients. A portion of the Company's revenue is also generated from V-Go sales to international medical supply distributors. Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To recognize revenue for arrangements within the scope of ASC 606, the Company performs the following five steps:

(i) identification of the promised goods or services in the contract;

(ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

(iii) measurement of the transaction price, including the constraint on variable consideration;

(iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and

(v) recognition of revenue when (or as) we satisfy each performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606.

Revenue from product sales is recorded net of adjustments for managed care rebates, wholesale distributions fees, cash discounts, prompt pay discounts, and co-pay card redemptions, all of which are established at the time of sale. In order to prepare the consolidated financial statements, the Company is required to make estimates regarding the amounts earned or to be claimed on the related product sales, including the following:

• managed care and Medicare rebates, which are based on the estimated end user payor mix and related contractual rebates;

• distribution fees, prompt pay discounts and other discounts, which are recorded based on specified payment terms, and which vary by customer and other incentive programs; and

• Co-pay card redemption charges which are based on the net transaction costs of prescriptions filled via a Company-subsidized card program and other incentive programs.

The Company believes its estimates related to managed care rebates and Medicare rebates, distribution fees, prompt pay and other discounts, and co-pay card redemption do not have a high degree of estimation complexity or uncertainty as the related amounts are settled within a relatively short period of time.

Return Reserve

The Company records allowances for product returns as a reduction of revenue at the time product sales are recorded. Several factors are considered in determining whether an allowance for product returns is required, including the customers’ return rights and the Company's historical experience with returns and the amount of product sales in the distribution channel not consumed by patients and subject to return. The Company relies on historical return rates to estimate returns. In the future, as any of these factors and/or the history of product returns change, adjustments to the allowance for product returns will be reflected.

Cash and cash equivalents

The Company considers investments and interest-bearing deposits with original maturities of three months or less to be cash equivalents. At December 31, 2019 and 2018, there was $13.8 million and $47.3 million, respectively, on deposit at banks in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits. No losses have been experienced on such bank deposits, money market fund or notes. The Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company noted the following cash and restricted cash balances as of December 31, 2019 and 2018:

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31,
(Dollars in thousands)	2019	2018
Cash and cash equivalents	$13,819	$47,290
Restricted cash	468	468
Total cash, cash equivalents, and restricted cash	$14,287	$47,758

Restricted cash consists of collateral agreements for finance (capital) leases, company purchasing cards, and insurance.

Major Customers and Concentration of Credit Risk

As discussed above, the Company ships product to third-party wholesalers and medical supply distributors that, in turn, sell product to retail pharmacies or directly to patients with diabetes.

Estimated revenue from significant customers as a percentage of the Company’s consolidated gross revenue was as follows:

	Year Ended December 31,
	2019	2018
McKesson Corporation	35.5%	37.3%
AmerisourceBergen Corporation	29.6%	29.4%
Cardinal Health	25.8%	24.6%

The Company’s three largest customers accounted for receivables in excess of ten percent of gross accounts receivable at December 31, 2019 and 2018:

	December 31,
	2019	2018
AmerisourceBergen Corporation	23.8%	21.4%
McKesson Corporation	31.3%	43.6%
Cardinal Health	31.4%	17.8%

The Company believes that these customers are of high credit quality and that the Company is not subject to unusual risk with respect to such customers, and generally does not require collateral.

The Company maintains an allowance for doubtful accounts that was a de minimis amount as of December 31, 2019 and 2018, respectively.

Major Vendors

The Company maintains a single vendor for production of all finished goods inventory. During the years ended December 31, 2019 and 2018, the Company had aggregate purchases from this vendor of $12.3 million and $9.0 million, respectively.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories consists of raw materials, work in process and finished goods, which are valued at the lower of cost or net realizable value. Cost is determined on a first in, first out ("FIFO"), basis and includes material costs, labor and applicable overhead. The Company reviews its inventory for excess or obsolescence and writes down inventory that has no alternative uses to its net realizable value. Economic conditions, customer demand and changes in purchasing and distribution can affect the carrying value of inventory. As circumstances warrant, the Company records provisions for potentially obsolete or slow moving inventory and lower of cost or net realizable value inventory adjustments. In order to determine such adjustments, the Company evaluates the age, inventory turns, future sales forecasts and the estimated fair value of inventory.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repairs are expensed when incurred.

Construction-in-Progress

Assets under construction at manufacturing and other facilities are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts incurred at manufacturing facilities are presented as a separate asset within property and equipment. Construction-in-progress is not depreciated. Once the asset is complete and available for use, depreciation is commenced.

Impairment of Long-Lived Assets

Long-lived tangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s impairment review process is based upon an estimate of future undiscounted cash flows. Factors the Company considers that could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results,

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business

•	significant negative industry or economic trends

•	significant technological changes, which would render equipment and manufacturing processes obsolete

Recoverability of assets that will continue to be used in the Company's operations is measured by comparing the carrying value to the future net undiscounted cash flows expected to be generated by the asset or asset group. Future undiscounted cash flows include estimates of future revenues, driven by market growth rates, and estimated future costs. No impairments to long-lived assets were required during the years ended December 31, 2019 and 2018 respectively.

Liability and Equity Classified Warrants

The Company accounts for certain warrant instruments as a derivative liability at fair value as the warrant exercise price is subject to adjustment upon additional issuances of equity securities at a price per share lower than the exercise price of the warrants. These warrants are subject to revaluation at each balance sheet date, and any changes in fair value are recorded as a component of other income (expense), until the earlier of their exercise or expiration or the completion of a liquidation event.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accounts for additional warrant instruments issued in conjunction with the Company’s common stock in permanent equity. These warrants are indexed to the Company’s stock and meet the requirements of equity classification as prescribed under ASC 815. The value ascribed to these warrants is recorded as additional-paid-in-capital. Warrants classified as equity are initially measured at fair value, and subsequent changes in fair value are not recognized so long as the warrants continue to be classified as equity.

Income taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce net deferred tax assets to the amount expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Changes in recognition and measurement are reflected in the period in which the change in judgment occurs. Interest and penalties related to unrecognized tax benefits are included in income tax expense.

Research and development expenses

Research and development expenses are expensed as incurred and are primarily comprised of the following types of costs incurred in performing research and development activities:

•	contract services;

•	testing samples and supplies;

•	salaries and benefits; and

•	overhead and occupancy costs.

Advertising

Advertising costs, which include promotional expenses, are included in selling, general and administrative expenses in the consolidated statements of operations and are expensed as incurred. Advertising expenses were $12.5 million and $10.6 million for the years ended December 31, 2019 and 2018, respectively.

Share-based compensation

The Company measures the cost of awards of equity instruments based on the grant date fair value of the awards. That cost is recognized on a straight-line basis over the period during which the employee is required to provide service in exchange for the award.

The fair value of stock options on the date of grant is calculated using the Black Scholes option pricing model, based on key assumptions such as the fair value of common stock, expected volatility and expected term. These estimates require the input of subjective assumptions, including (i) the expected stock price volatility, (ii) the calculation of the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of substantial Company-specific historical volatility data of its common stock, the Company previously based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. When selecting these public companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry and with historical share price information sufficient to meet the expected term of the stock-based awards. The Company computes historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. In 2018, the Company began to use a blended rate, which included the Company's historical volatility together with this peer group of companies to calculate volatility.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has estimated the expected term of its employee stock options using the “simplified” method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data. The risk-free interest rates for periods within the expected term of the option are based on the U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The Company has never paid, and does not expect to pay dividends in the foreseeable future. The Company accounts for forfeitures when they occur. Stock-based compensation expense recognized in the financial statements is reduced by the actual awards forfeited.

Compensation cost for restricted stock awards issued to employees is measured using the grant date fair value of the award, and expense is recognized over the service period, adjusted to reflect actual forfeitures.

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments”. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance applies to loans, accounts receivable, trade receivables and other financial assets measured at amortized cost, loan commitments, debt securities and beneficial interests in securitized financial assets, but the effect on the Company is projected to be limited to accounts receivable. The guidance will be effective for the fiscal year beginning after December 15, 2022, including interim periods within that year. The Company has determined the impact of adopting this guidance will not be material.

In May 2019, the FASB issued ASU 2019-05 “Financial Instruments-Credit Losses (Topic 326)” which provides transition relief for companies adopting ASU 2016-13. This guidance amends ASU 2016-13 to allow companies to elect, upon adoption of ASU 2016-13, the fair value option on financial instruments that were previously recorded at amortized cost under certain circumstances. Companies are required to make this election on and instrument by instrument basis. The guidance will be effective for the fiscal year beginning after December 15, 2022, including interim periods within that year. The Company has determined the impact of adopting this guidance will not be material.

On August 28, 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820), which changes the fair value measurement disclosure requirements of ASC 820. This ASU removes certain disclosure requirements regarding the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the policy for timing of transfers between the levels. This ASU also adds disclosure requirements regarding unrealized gains and losses included in Other Comprehensive Income for recurring Level 3 fair value measurements and the range and weighted average of unobservable inputs used in Level 3 fair value measurements. ASU 2018-13 is effective for all entities with fiscal years beginning after December 15, 2019, including interim periods therein. Early adoption is permitted for any eliminated or modified disclosures upon issuance of ASU 2018-13. The Company has determined the impact of adopting this guidance will not be material.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires certain costs to implement a cloud computing arrangement that is a service contract to be capitalized consistent with the rules applicable to internal-use software capitalization projects. The guidance will be effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual reporting periods beginning after December 15, 2021. The Company has determined the impact of adopting this guidance will not be material.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Inventory

Inventory, net consisted of the following:

	December 31,
(Dollars in thousands)	2019	2018
Raw materials	$2,250	$1,355
Work in process	1,607	3,110
Finished goods	2,263	2,359
Total	$6,120	$6,824

The Company states inventories at the lower of first-in, first-out cost, or net realizable value. Stated inventories include material costs, labor and applicable overhead. The inventory reserves for excess and obsolete inventory at December 31, 2019 and 2018 were $4.0 million and $0.2 million, respectively.

5. Property and Equipment

Property and equipment consisted of the following:

		December 31,
(Dollars in thousands)	Useful lives (in years)	2019	2018
Machinery and equipment	5-10	$12,911	$10,712
Computers and software	3	2,129	2,017
Leasehold improvements	6-10	413	408
Office equipment	5	89	89
Furniture and fixtures	5	255	187
Construction in process		899	1,248
Total		16,696	14,661
Accumulated depreciation		(9,850)	(8,564)
Property and equipment, net		$6,846	$6,097

Depreciation expense for the years ended December 31, 2019 and 2018 was $1.3 million. For the year ended December 31, 2018 the Company recognized a de minimis amount on the disposal of equipment.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Accrued Expenses and Other Current Liabilities

The Company’s accrued expenses and other current liabilities consisted of the following:

	December 31,
(Dollars in thousands)	2019	2018
Compensation	$2,712	$3,766
Returns reserve	548	621
Marketing services	328	251
Distribution agreements and managed care costs	3,869	2,658
Professional fees	1,672	832
Franchise taxes	—	50
Travel expenses	254	114
Manufacturing expenses	415	132
Other accruals	115	427
Total accrued expenses and other current liabilities	$9,913	$8,851

7. Debt

The Company had the following debt, net of issuance costs outstanding:

	December 31,
(Dollars in thousands)	2019	2018
Senior secured debt, net	$2,259	$25,000
Payment-in-kind (PIK) interest and backend fee	14,249	11,758
Issuance costs	(242)	(104)
Total senior secured debt, net	16,266	36,654
Other note payable	240	2,500
Payment-in-kind (PIK) interest	1,351	1,038
Total other note payable	1,591	3,538
Total debt	$17,857	$40,192
Total debt, long-term	$1,591	$40,192
Total debt, short-term	$16,266	$—

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Senior Secured Debt

On May 23, 2013, the Company entered into the Term Loan (as defined below) of $50.0 million with Capital Royalty Group (“CRG”), structured as a senior secured loan with a six-year term (the “Term Loan” or the “Senior Secured Debt”). The Term Loan is secured by substantially all of the Company’s assets, including its material intellectual property.

The Company later entered into a series of forbearance agreements to modify the Term Loan, including the exchange of $25.0 million of the principal balance of the Term Loan for shares of the Company’s Series A Preferred Stock.

On September 30, 2019, the Company entered into the Second Amendment to the Term Loan. The Second Amendment increased the interest rate of the Term Loan from 11% to 13% per annum, removed the required quarterly cash interest payments of 8% per annum and allows for accrual of PIK interest instead, reduces the threshold for a Change of Control (as defined in the Term Loan) to 30% from 50%; and provides for an additional backend facility fee on the outstanding principal balance of the Term Loan immediately following the Debt Exchange (as described below) in addition to any new PIK interest accrued, payable by the Company upon completion of the Term Loan. The backend fee is accrued as non-cash interest expense using the effective interest method. The deadline for full payment under the Term Loan agreement is March 31, 2022. At this time, the remaining principal balance of $2.3 million, in addition to all remaining unpaid interest and backend facility fees are due. The Company is required to maintain a minimum cash and cash equivalent balance of $2.0 million and was in compliance with this financial covenant as of December 31, 2019. The Company may, at its discretion, repay the revised Term Loan in whole or in part without any penalty or prepayment fees.

On September 30, 2019, in connection with the Second Amendment, $22.7 million of the Term Loan was exchanged for 15,575,586 shares of the Company's newly created Series B Preferred Stock at a price equal to $1.46 per share (“the Debt Exchange”). At the time of the Debt Exchange, $0.1 million of remaining debt issuance costs were extinguished and recorded as other income/expense. Concurrent with the Debt Exchange, the Company capitalized $0.2 million of costs associated with the Debt Exchange.

On February 7, 2020, CRG notified the Company of an event of default related to, among other things, the Supply Disruption discussed in Note 2. The Term Loan was reclassified as current debt due to the potential consequences of the event of default.

During the years ended December 31, 2019 and 2018, the Company incurred cash interest expense of $1.5 million and $0, respectively, and non-cash interest expense of $2.5 million and $3.8 million, respectively.

Other Note Payable

In 2011, the Company issued a $5.0 million senior subordinated note, or the WCAS Note or (the “Other Note Payable”), to WCAS Capital Partners IV, L.P., or WCAS. The Company later entered into a series of forbearance agreements to modify the WCAS note. The terms of the most recently executed amendment of the WCAS note, dated May 23, 2013 and as amended March 28, 2017 bears interest at 10% per annum, and all interest accrues as compounded PIK interest and is added to the aggregate principal amount of the loan semi-annually. The outstanding principal amount of the note, including accrued PIK interest, is due in full in September 2021. No principal or interest payments are required during the term of the loan. The Company may pay off the WCAS Note at any time without penalty. $2.5 million of the WCAS Note was subsequently exchanged for shares of the Company’s Series A Preferred Stock.

On September 30, 2019, $2.3 million of the WCAS Note was exchanged for 1,547,698 shares of the Company's newly created Series B Preferred Stock at a price equal to $1.46 per share.

As of December 31, 2019, the Company was in compliance with the terms of the WCAS Note.

During the years ended December 31, 2019 and 2018, the Company incurred non-cash interest expense of $0.3 million.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Warrants

Liability Classified Warrants

The Company issued 519 warrants to acquire shares of its common stock to the agents in the private placement offering that was conducted as part of the 2016 Merger (the “PPO”). The warrants have a term of five years and expire in May 2021.

At December 31, 2018, the Company had 519 private placement warrants outstanding and exercisable, with a weighted average exercise price of $8.80 and a weighted average remaining life of 2.3 years.

During the year ended December 31, 2019, the Company sold shares of its common stock under the Sales Agreement and the Second Purchase Agreement. Pursuant to the terms of the warrants issued, the exercise price of the warrants was reduced as a result of the offerings. The financial statement effect was de minimis. At December 31, 2019, the Company had 519 private placement warrants outstanding and exercisable, with a weighted average exercise price of $3.82 and a weighted average remaining life of 1.3 years. No private placement warrants were exercised during the year ended December 31, 2019.

As of December 31, 2019 and 2018, the fair value of the warrants was estimated to be a de minimis amount based on the Black Scholes option pricing model.

Equity Classified Warrants

On November 16, 2018, the Company's public offering of 3,750,000 shares of common stock at a purchase price of $9.60 per share for net proceeds of approximately $32.5 million included in the purchase of each share of common stock Series A warrants and Series B warrants, initially at a ratio of one Series A warrant and one Series B warrant per share of common stock. After the May 20, 2019 reverse stock split, the ratio of Series A warrants and Series B warrants was updated to reflect post split adjustments to a ratio of twenty Series A and Series B warrants per one share of common stock. The Series A warrants have an exercise price of $12.00 per common share. The Series A warrants are exercisable commencing from the date of their issuance and will expire five years from the date of issuance. The Series B warrants had an exercise price of $9.60 per common share. The Series B warrants were exercisable commencing from the date of their issuance and expired nine months from the date of issuance. Prior to their expiration, Series B warrants were exercised for 2,096 shares of common stock for de minimis net proceeds. During the year ended December 31, 2019, no Series A warrants have been exercised.

The activities of the equity classified common stock warrants are as follows:

	Number of common shares	Weighted average exercise price	Weighted average remaining life
Outstanding and exercisable—December 31, 2017	—	—	—
Warrants issued in conjunction with public share offering	7,500,000	$10.80	2.9 years
Warrants exercised	—	—	—
Outstanding and exercisable—December 31, 2018	7,500,000	$10.80	2.8 years
Warrants exercised	2,096	9.60	—
Warrants expired	(3,747,904)	9.60	—
Outstanding and exercisable—December 31, 2019	3,750,000	$12.00	3.9 years

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Related Party Transactions

On September 8, 2011, the Company issued the WCAS Note (see Note 7). Certain affiliates of WCAS are also common stock shareholders as of December 31, 2019.

On May 23, 2013, the Company entered into the Term Loan with CRG (see Note 7). CRG is also a common stock, Series A Preferred Stock, and Series B Preferred Stock shareholder as of December 31, 2019 (See Note 10).

On November 16, 2018, CRG participated in the Company's public offering of common stock, and acquired 750,000 shares for $7.2 million. Concurrent with the acquisition of common stock, CRG acquired 15,000,000 Series A warrants exercisable into 750,000 shares of common stock and 15,000,000 Series B warrants exercisable into 750,000 shares of common stock. The Series B warrants expired 9 months from the issuance date with CRG not exercising any Series B warrants. As of December 31, 2019, CRG has not exercised any Series A warrants.

CRG held an aggregate of 1,009,296 of the Company's common stock at December 31, 2019 and 2018.

As of December 31, 2019 and 2018 CRG held an aggregate of 2,500,000 shares of the Company's Series A Preferred Stock.

On September 30, 2019, $22.7 million of the Term Loan was exchanged into newly created Series B Preferred Stock at the rate of $1.46 per share of Series B Preferred Stock. CRG received 15,575,586 shares of Series B Preferred Stock.

As of December 31, 2019, WCAS held an aggregate of 250,000 shares of the Company's Series A Preferred Stock.

On September 30, 2019, $2.3 million of the WCAS Note was exchanged into newly created Series B Preferred Stock at the rate of $1.46 per share of Series B Preferred Stock. WCAS received 1,547,698 shares of Series B Preferred Stock.

10. Stockholder's Equity

On the Effective Date, the Company effected a 1-for-20 reverse stock split of its issued and outstanding shares of common stock, $0.001 par value. See Note 3 - Summary of Significant Accounting Policies.

The Company's capital structure consists of 300,000,000 authorized shares of common stock, par value $0.001 per share, and 50,000,000 authorized shares of blank check preferred stock, of which 2,750,000 have been designated as Series A Preferred Stock, par value $0.001 per share, and 30,000,000 have been designated as Series B Preferred Stock, par value $0.001 per share.

First Purchase Agreement

On January 7, 2018, the Company entered into the First Purchase Agreement with Aspire Capital. The Company sold an aggregate of 62,543 shares of its common stock and received net proceeds of $1.8 million. The First Purchase Agreement was terminated in June 2018.

Sales Agreement

On January 26, 2018, the Company entered into the Sales Agreement with FBR under which the Company could, from time to time in its sole discretion, issue and sell through FBR, acting as agent, the placement shares (“Placement Shares”) up to the amount currently authorized in an effective registration statement. FBR has the option to decline any sales orders at its discretion. The issuance and sale of the Placement Shares are made pursuant to the terms of the Sales Agreement and a prospectus supplement on Form S-3, dated March 22, 2019, to the Company’s Shelf Registration Statement on Form S-3 (File No. 333-220799), which was filed with the SEC on October 4, 2017, and declared effective by the SEC on December 15, 2017, which provides for the sale and issuance of up to approximately $10.3 million of Placement Shares. During the year ended December 31, 2019, the Company sold 2,184,155 shares at an average of $4.35 per share and received proceeds of $9.2 million, net of $0.3 million in fees. No shares were sold in 2018. As of December 31, 2019, the Company had $0.8 million remaining available for sale under the current prospectus supplement, pursuant to the Sales Agreement. Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all Placement Shares have been canceled and extinguished. Refer to Note 14 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Spring 2018 Public Offering

The Company completed a public offering on April 26, 2018 in which it sold 685,000 shares of common stock and received aggregate net proceeds of approximately $21.8 million, after deducting underwriting discounts and commissions of $1.8 million and offering expenses of $0.4 million. On May 2, 2018, the underwriters in the public offering exercised a portion of their 30-day option to purchase additional shares of the Company's common stock, as a result of which the Company sold 80,000 shares and received additional net proceeds of approximately $2.6 million, after deducting underwriting discounts of $0.2 million.

Second Purchase Agreement

In June 2018, the Company entered into the Second Purchase Agreement with Aspire Capital, pursuant to which, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice, directing Aspire Capital (as principal) to purchase up to 7,500 shares of the Company’s common stock per business day, in an aggregate amount of up to $21.0 million of the purchase shares (“Purchase Shares”) over the thirty month term of the Second Purchase Agreement at a per share price equal to the lesser of the lowest sale price of the Company’s common stock on the purchase date; or the arithmetic average of the three lowest closing sale prices for the Company’s common stock during the ten consecutive trading days ending on the trading day immediately preceding the purchase date. Under the Second Purchase Agreement, the Company was initially limited in the amount of Purchase Shares that it could sell to Aspire Capital by the Exchange Cap (which represented 19.99% of the Company’s outstanding shares of common stock on the date the Company entered into the Second Purchase Agreement), unless the Company either (i) obtained stockholder approval to waive the Exchange Cap or (ii) the average price paid for all shares issued under the Purchase Agreement, including the commitment shares (“Commitment Shares”) and the initial purchase shares (“Initial Purchase Shares”) was equal to or greater than $32.40, which was the consolidated closing bid price (adjusted for reverse stock split) of the Company’s common stock on the date it entered into the Second Purchase Agreement. In addition to these restrictions, the Company is prohibited from selling shares to Aspire under the Second Purchase Agreement at a price per share less than $1.00.

At the Company's 2019 annual meeting, the Company's stockholders voted to waive the Exchange Cap. As a result, the Company may sell up to the full $21.0 million of Purchase Shares at an average price per share lower than $32.40, provided that the Company may not sell any Purchase Shares to Aspire Capital at a price per share lower than $1.00.

The Company has two effective Registration Statements on Form S-1 (File Nos. 333-232868 and 333-226018) (the “Aspire Registration Statements”), pursuant to which it has registered the issuance and sale of up to 5,500,000 Purchase Shares to Aspire Capital, which includes the Commitment Shares and the Initial Purchase Shares.

Through December 31, 2019, the Company has issued an aggregate of 1,208,371 shares of its common stock to Aspire Capital pursuant to the Second Purchase Agreement (including the Commitment Shares and the Initial Purchase Shares). During the year ended December 31, 2019, the Company sold 1,148,100 Purchase Shares for net proceeds of $2.0 million. During the year ended December 31, 2018, the Company sold 60,271 Purchase Shares, including the Initial Purchase Shares, for net proceeds of $1.3 million. As of December 31, 2019, the Company had $17.5 million of Purchase Shares that remain available for sale under the Second Purchase Agreement, and 4,291,629 Purchase Shares currently registered for sale to Aspire Capital under the Aspire Registration Statements. Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all Purchase Shares have been canceled and extinguished. Refer to Note 14 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

Fall 2018 Public Offering

On November 16, 2018, the Company completed a public offering of 3,750,000 shares of common stock at a purchase price of $9.60 per share and received aggregate net proceeds of approximately $32.5 million, after deducting underwriting discounts and commissions of $2.7 million and offering expenses of $0.8 million. Included in the purchase of each share of common stock was 75,000,000 Series A warrants exercisable for 3,750,000 shares of common stock and 75,000,000 Series B warrants exercisable for 3,750,000 shares of common stock. The Series A warrants have an exercise price of $12.00 per share of common stock. The Series A warrants are exercisable commencing from the date of their issuance and will expire five years from the date of issuance. The Series B warrants had an exercise price of $9.60 per share of common stock. The Series B warrants were exercisable commencing from the date of their issuance and expired nine months from the date of issuance. Prior to expiration, Series B warrants were exercised for 2,096 shares of common stock for de minimis net proceeds. Series A warrants outstanding as of December 31, 2019 were 75,000,000 (exercisable for 3,750,000 shares of common stock). Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all Series A warrants have been canceled and extinguished. Refer to Note 14 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nasdaq Notifications

On December 31, 2018 the Company received a written notification from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market because its minimum bid price was less than $1.00 per share for 30 consecutive business days. The notification letter provided that the Company had 180 calendar days, or until July 1, 2019 to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the bid price of the Company's common stock must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. If the Company did not regain compliance by July 1, 2019, an additional 180 days could have been granted to regain compliance, so long as the Company meets The Nasdaq Capital Market continued listing requirements (except for the bid price requirement) and notifies Nasdaq in writing of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split. On the Effective Date, the Company effected a 1-for-20 reverse stock split of its issued and outstanding shares of common stock.

On June 25, 2019, the Company received written notification (the “MVLS Notice”) from Nasdaq indicating that, based upon Nasdaq’s review of the Market Value of Listed Securities (“MVLS”) for the last 30 consecutive business days preceding the date of notification, the Company no longer meets the minimum MVLS of $35 million as set forth in Nasdaq Listing Rule 5550(b)(2). In accordance with the MVLS Notice, the Company had a period of 180 calendar days, or until December 23, 2019, to regain compliance with Nasdaq Listing Rule 5550(b)(2). In order to regain compliance, the Company must maintain an MVLS of at least $35 million for a minimum of ten consecutive business days during the 180-day compliance period. In lieu of complying with the MVLS requirement, the Company may also regain compliance with Nasdaq if it achieves stockholders’ equity of at least $2.5 million by December 23, 2019, in accordance with the Equity Standard for continued listing on the Nasdaq Capital Market. On November 18, 2019, Nasdaq confirmed that the Company had regained compliance with Nasdaq’s continued listing requirements, based on the Company's stockholders' equity of $11.0 million at September 30, 2019.

On February 5, 2020, the Company received a notification from Nasdaq that it no longer complied with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), which provided the Company with a 180 day period, or until August 3, 2020, to regain compliance with such listing standard. On February 10, 2020, Company received a follow-up notification from Nasdaq stating that, as a result of the Company’s Chapter 11 filing, the Company’s common stock would be delisted from Nasdaq. The Company’s common stock was subsequently delisted in March 2020.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by the Company's Board of Directors prior to the issuance of any shares thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of the Company's capital stock entitled to vote.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Original Series A Preferred Stock

On February 14, 2017, the Company entered into an agreement with CRG and WCAS to exchange a total of $27.5 million of the outstanding principal amount of the Company's debt, including $25.0 million from the Term Loan and $2.5 million from the WCAS Note, into shares of Series A Preferred Stock at the public offering price. Each share of Series A Preferred Stock is convertible at the option of the holder at any time into shares of the Company's common stock at a conversion rate determined by dividing the Series A Original Issue Price by the Series A Conversion Price (both as defined in the Certificate of Designation) in effect at the time of conversion. This formula initially resulted in a one-to-one conversion ratio. The Series A Conversion Price was subject to adjustment for stock splits and the like subsequent to the date of issuance of the Series A Preferred Stock. On the Effective Date, the Company effected a 1–for–20 reverse stock split of the Company's outstanding shares of common stock, and as a result the updated conversion ratio of Series A preferred shares to common stock is twenty shares of Series A Preferred Stock to one share of common stock. On or after January 1, 2021, at the Company's option, if the Company has achieved an average market capitalization of at least $300.0 million for the Company's most recent fiscal quarter, the Company may elect to automatically convert all of the outstanding shares of Series A Preferred Stock into shares of the Company's common stock.

Series A Preferred Stock shareholders have no voting rights. The Company has the right to redeem all or less than all of the Series A Preferred Stock, at any time, at a price equal to the Series A Conversion Price, as adjusted, plus any accrued but unpaid dividends. In the event of a Deemed Liquidation Event, upon board approval, the holders of Series A Preferred Stock are eligible to receive the greater of (i) $27.5 million, plus accrued but unpaid dividends or (ii) what they would have received as a holder of common stock had they converted their shares of Series A Preferred Stock into shares of the Company's common stock immediately prior to the Deemed Liquidation Event. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, preferential amounts required to be paid to the holders of shares of Series A Preferred Stock will be distributed first, with the remaining assets of the Company available for distribution to its stockholders distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder. To the extent permitted under Delaware law, the holders of shares of Series A Preferred Stock have the right to prevent the Company from liquidating, dissolving, amending the Company's governing documents in a manner that affects the rights of the Series A Preferred Stock, authorizing shares of capital stock on parity or senior to the Series A Preferred Stock, or issuing any shares of Series A Preferred Stock to any individual, entity or person other than CRG or WCAS.

The holders of shares of Series A Preferred Stock are entitled to receive cumulative annual dividends at a rate of $8 per every $100 of Series A Preferred Stock, payable either in cash or in shares of the Company's common stock, originally at each holder’s election; provided, that to the extent any holder elects to receive cash dividends, such dividends shall accrue from day to day and be payable only upon a Deemed Liquidation Event (as defined in the Certificate of Designation). The annual option to elect cash or common stock dividends was subsequently revised in connection with the Debt Exchange, as discussed below, so that it is now the Company's option to select the form of dividend payment, rather than the holder's option. To the extent that the Company elects to pay the dividends in the form of common stock, such dividends are payable at December 31 of each year starting from December 31, 2020. A cash election continues to be payable only upon a Deemed Liquidation Event.

Series A preferred dividends prior to the Debt Exchange (see Note 7) were elected by the holders' to be paid in cash, and as such are payable only upon a Deemed Liquidation Event. Series A preferred dividends prior to the Debt Exchange are accrued upon board declaration by the board of directors. As of December 31, 2019, the board of directors has not declared any dividends, therefore no amounts are accrued. The Series A dividends prior to the Debt Exchange are included in the aggregate liquidation value of the Series A Preferred Stock. The total liquidation value of Series A Preferred Stock prior to the Debt Exchange, payable in cash upon a Deemed Liquidation Event was $33.0 million.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amended Series A Preferred Stock

In connection with the Debt Exchange (see Note 7) and as required by the Series B Purchase Agreement (as described below), on September 30, 2019, the Company filed with the Secretary of State of Delaware an amended and restated certificate of designation for the Series A Preferred Stock (the “Amended and Restated Series A Certificate of Designation”), amending and restating the rights, preferences and privileges of the Series A Preferred Stock. The shares of Series A Preferred Stock were amended to (i) provide the Company with the option to pay dividends on the Series A Preferred Stock in cash or shares of common stock, whereas previously it was the holder’s option to choose the form of dividend payment, and (ii) otherwise conform the terms of the Series A Preferred Stock to the terms of the Series B Preferred Stock in all other material respects where permitted under applicable Nasdaq Listing Rules. Accordingly, similar to the Series B Preferred Stock, the terms of which are described below, the Series A Preferred Stock contains certain protective provisions, and requires the consent of a majority of the holders of the Series A Preferred Stock prior to the Company liquidating, dissolving, effecting any merger or Deemed Liquidation Event (as defined in the Amended and Restated Series A Certificate of Designation) or consenting to any of the foregoing; amending its governing documents in a manner that affects the rights of the Series A Preferred Stock; authorizing shares of capital stock (or amending terms of capital stock) on parity or senior to the Series A Preferred Stock; purchasing or redeeming shares of capital stock, or declaring any dividends other than permitted dividends or other limited exceptions; incurring additional indebtedness; or issuing any shares of Series A Preferred Stock to any individual, entity or person other than CRG or WCAS or their affiliates or transferees. Furthermore, transactions which may trigger a Deemed Liquidation Event are solely within the control of the Company based on the definition of a Deemed Liquidation Event in the Amended and Restated Series A Certificate of Designation. The Amended and Restated Series A Certificate of Designation did not change the Company's equity treatment of Series A Preferred Stock, as there were no significant changes to the substantive contractual terms.

Series A preferred dividends subsequent to the Debt Exchange are to be paid in cash or common stock, at the Company's election. As the Company will more likely than not elect to pay the Series A preferred dividends post Debt Exchange in shares of common stock, the Company is accruing the value of the Series A preferred dividends subsequent to the Debt Exchange to equity as dividends distributable, until the dividends are paid out annually (if the election is common stock). If the Company elects to pay the Series A preferred dividends subsequent to the Debt Exchange in cash, the cash remains payable upon a Deemed Liquidation Event only. The accrued dividends are included in the aggregate liquidation value of Series A Preferred Stock until they are paid out. At December 31, 2019, 668,223 Series A preferred dividends have been accrued subsequent to the Debt Exchange and added to the aggregate liquidation value of Series A Preferred Stock.

The shares of Series A Preferred Stock are also entitled to receive participating dividends. Series A Preferred Stock shareholders have no voting rights. The Company has the right to redeem all or less than all of the Series A Preferred Stock, at any time, at a price equal to the Series A Original Issue Price, as adjusted, plus any accrued but unpaid dividends. Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all shares of Series A Preferred Stock have been canceled and extinguished. Refer to Note 14 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

Series B Preferred Stock

On September 30, 2019 the Company entered into an agreement with CRG and WCAS to exchange a total of $25.0 million of its outstanding debt, including $22.7 million of the Term Loan, into shares of newly-created Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) at a price equal to $1.46 per share. The shares of Series B Preferred Stock rank pari passu with the Series A Preferred Stock, and are convertible at the option of the holder at any time into shares of the Company's common stock at a conversion rate determined by dividing the Series B Original Issue Price by the Series B Conversion Price (each as defined in the Certificate of Designation) in effect at the time of conversion. This formula initially results in a one-to-one conversion ratio. The Series B Conversion Price is subject to adjustment for stock splits and the like subsequent to the date of issuance of the Series B Preferred Stock. On or after January 1, 2021, at the Company’s option, if the Company has achieved an average market capitalization of at least $300.0 million for its most recent fiscal quarter, the Company may elect to automatically convert all of the outstanding shares of Series B Preferred Stock into common stock at the then applicable conversion rate.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The holders of shares of Series B Preferred Stock are entitled to receive preferred dividends at a rate of $8 per every $100 of Series B Preferred Stock, compounded annually from and after the issuance date, payable either in cash or in additional shares of Series B Preferred Stock, at the Company’s election, which are payable annually in arrears on December 31st of each year (commencing December 31, 2020). As the Company will more likely than not elect to pay the Series B preferred dividends in additional shares of Series B Preferred Stock, the Company is accruing the value of the Series B preferred dividends to equity as dividends distributable, until the dividends are paid out annually. The accrued dividends are also included in the aggregate liquidation value of Series B Preferred Stock until they are paid out. At December 31, 2019, 505,555 Series B preferred dividends have been accrued, and the total liquidation value of Series B Preferred Stock was $25.5 million.

The shares of Series B Preferred Stock are also entitled to receive participating dividends. Series B Preferred Stock shareholders have no voting rights. The Company has the right to redeem all or less than all of the Series B Preferred Stock, at any time, at a price equal to the Series B Original Issue Price, as adjusted, plus any accrued but unpaid dividends.

In the event of a Deemed Liquidation Event (as defined in the Series B Certificate of Designation), upon board approval, the holders of Series B Preferred Stock are eligible to receive the greater of (i) an amount equal to the Series B Original Issue Price, plus any dividends unpaid thereon, plus an amount equal to accrued and unpaid dividends and distributions thereon, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

The Series B Preferred Stock contains certain protective provisions, and requires the consent of a majority of the holders of the Series B Preferred Stock prior to the Company liquidating, dissolving, effecting any merger or Deemed Liquidation Event (as defined in the Series B Certificate of Designation) or consenting to the foregoing; amending its governing documents in a manner that affects the rights of the Series B Preferred Stock; authorizing shares of capital stock (or amending terms of capital stock) on parity or senior to the Series B Preferred Stock; purchasing or redeeming shares of capital stock, or declaring any dividends other than permitted dividends or other limited exceptions; incurring additional indebtedness; issuing shares of capital stock at an effective price per share lower than $1.46 per share without the consent of the majority of the Series B preferred shareholders, subject to certain limited exceptions, of which these exceptions include the Sales Agreement with FBR and the Second Purchase Agreement with Aspire Capital; or issuing any shares of Series B Preferred Stock to any individual, entity or person other than CRG or WCAS or their affiliates or transferees.

Series B Preferred Stock is contingently redeemable, as the Certificate of Designation for Series B Preferred Stock does not specify a determinable date for which the redemption is to occur, but rather the redemption is conditional upon the occurrence of a Deemed Liquidation Event and the receipt of a written request of the holders of the majority of Series B Preferred Stock. Neither the Deemed Liquidation Event nor the written request are certain to occur and, therefore, the Series B Preferred Stock is contingently redeemable and not mandatorily redeemable. Additionally, the Company has an option, but not an obligation or a requirement, to redeem Series B Preferred Stock at any time. Furthermore, transactions which may trigger a Deemed Liquidation Event are solely within the control of the Company based on the definition of a Deemed Liquidation Event in the Series B Certificate of Designation. Based on the preceding, the Company has determined that the Series B Preferred Stock will be classified as permanent equity, and has accounted for it as such in the financial statements. Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all shares of Series B Preferred Stock have been canceled and extinguished. Refer to Note 14 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Compensation Plans

Total stock-based compensation expense related to stock options, restricted stock, and the employee stock purchase program was $3.4 million and $4.1 million for the years ended December 31, 2019 and 2018, respectively, and classified in the consolidated statements of operations as follows:

	Year Ended December 31,
(Dollars in thousands)	2019	2018
Cost of goods sold	$58	$108
Research and development expenses	510	792
Selling, general and administrative expenses	2,792	3,157
Total share-based compensation	$3,360	$4,057

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan (the “ESPP”), which was established in 2017, the Company is authorized to issue up to 2% of the shares of its capital stock outstanding as of May 3, 2017. The purchase price of the stock will not be less than 85% of the lower of (i) the fair market value per share of the Company's common stock on the start date of the offering period or (ii) the fair market value on the purchase date. The fair market value per share of the Company’s common stock on any particular date under the ESPP will be the closing selling price per share on such date on the national stock exchange serving as the primary market for the Company’s common stock at that time (or if there is no closing price on such date, then the closing selling price per share on the last preceding date for which such quotation exists). Shares of the Company's common stock will be offered for purchase under the ESPP through a series of successive offering periods. Each offering period will be comprised of one or more successive 6-month purchase intervals, unless determined otherwise by the plan administrator. On the start date of each offering period, each participant will be granted a purchase right to acquire shares of the Company's common stock on the last day of each purchase period interval during the offering period. Fair value is determined based on two factors: (i) the 15% discount amount on the underlying stock’s market value on the first day of the applicable offering period, and (ii) the fair value of the look-back feature determined by using the Black-Scholes model.

Shares of the Company's common stock were offered for purchase under the ESPP through a series of successive offering periods. Each offering period was comprised of one or more successive 6-month purchase intervals, unless determined otherwise by the plan administrator. On the start date of each offering period, each participant was granted a purchase right to acquire shares of the Company’s common stock on the last day of each purchase interval during that offering period.

During calendar year 2018, the Company's employees purchased 7,718 shares under the ESPP. All the plan shares were issued as of December 31, 2018 and the Company suspended the Employee Stock Purchase Plan.

In May 2019, the Company's shareholders approved the amended and restated ESPP which (i) provides an additional 75,000 shares of common stock for issuance thereunder, and (ii) provides for an increase in the automatic annual increase in the number of shares available for issuance under the current ESPP from 0.25% of the total number of shares of common stock outstanding as measured as of the last trading day in the immediately preceding calendar year to 1.0%. For the year ended December 31, 2019, no purchase rights were requested. The ESPP was terminated as a result of the Company’s Chapter 11 filing. Refer to Note 14 (Subsequent Events) for additional information.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2018 Inducement Plan

In November 2018, the Company established the 2018 Inducement Plan (the “2018 Plan”). The 2018 Plan is intended to (i) help the Company secure and retain the services of eligible award recipients, (ii) provide an inducement material for such persons to enter into employment with the Company, (iii) provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and (iv) provide a means by which the eligible recipients may benefit from increases in value of the common stock. The Company made 50,000 shares available for issuance under the 2018 Plan. At December 31, 2019, an aggregate of 31,344 shares of the Company's common stock were available for issuance under the 2018 Plan.

The options generally vest over a period of three or four years, and options that lapse or are forfeited are available to be granted again. The contractual life of all options is ten years from the date the option was granted. The restricted stock awards vest on the first, second and third anniversaries of the original grant date. The Company recognizes compensation expense on all of these awards on a straight-line basis over the vesting period. The fair value of the awards was determined based on the market value of the underlying stock price at the grant date. The 2018 Plan was terminated as a result of the Company’s Chapter 11 filing. Refer to Note 14 (Subsequent Events) for additional information.

2016 Employee Equity Compensation Plan

The Company's 2016 Equity Incentive Compensation plan (the “2016 Plan”) was established on May 3, 2016. The 2016 Plan permits the Company to grant cash, stock and stock-based awards to its employees, consultants and directors. The 2016 Plan includes (i) the discretionary grant program under which eligible persons may be granted options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, or stock appreciation rights, or SARs; (ii) the stock issuance program under which eligible persons may be issued direct stock, restricted stock awards, restricted stock units, performance shares or other stock-based awards; and (iii) the incentive bonus program under which eligible persons may be issued performance unit awards, dividend equivalent rights or cash incentive awards. The Company initially had 105,800 options available for issuance under the 2016 plan.

In July 2018, the Company's shareholders approved an amendment to the 2016 Plan and as a result, a total of 400,000 options were made available for issuance under the 2016 Plan. On January 1, 2019 an additional 199,896 options became available for issuance pursuant to the 2016 Plan's evergreen provision. At December 31, 2019, an aggregate of 48,487 options were available for future issuance under the 2016 Plan. The 2016 Plan was terminated as a result of the Company’s Chapter 11 filing. Refer to Note 14 (Subsequent Events) for additional information.

The combined 2016 Plan and 2018 Plan option activity for the years ended December 31, 2019 and 2018 were as follows:

(Dollars in thousands, except per share amounts)	Shares	Weighted- Average Exercise Price (in dollars per share)	Weighted- Average Contractual Life (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2017	83,087	$239.20	9.12	$75
Granted	289,939	13.00	—	—
Forfeited / Canceled	(4,800)	123.20	—	—
Options outstanding at December 31, 2018	368,226	$62.58	9.34	$—
Granted	226,863	8.24	—	$—
Forfeited / Canceled	(22,024)	48.41	—	—
Options outstanding at December 31, 2019	573,065	$41.49	6.64	$—
Vested and exercisable	153,248	$121.02	6.26	$—

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share based compensation expense related to options issued under the 2016 Plan and 2018 Plan was $3.4 million and $4.0 million for the years ended December 31, 2019 and 2018, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2019 and 2018 was $6.33 and $0.49, respectively. The total grant date fair value of options that vested during both the years ended December 31, 2019 and 2018 was $1.4 million and $4.0 million, respectively. There have been no option exercises under both plans. As of December 31, 2019 there remained $3.4 million of unrecognized share-based compensation expense related to unvested stock options issued to be recognized as expense over a weighted average period of 1.39 years.

The fair value of the options in both plans at the date of issuance was estimated based on the Black-Scholes option pricing model. Key assumptions used to apply this model upon issuance were as follows:

	Weighted Average on Grant Date
	2019	2018
Dividend yield	—	—
Expected volatility	96.60%	92.54%
Risk-free rate of return	2.57%	2.87%
Expected term (years)	5.91	5.75
Fair Value per share	$6.33	$0.49

11. Income Taxes

Income tax expense attributable to pretax loss from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 21% to pretax loss from continuing operations as a result of the following:

	Year ended December 31,
(Dollars in thousands)	2019	2018
Computed “expected” tax expense	$(11,531)	$(9,645)
Increase (reduction) in income taxes resulting from:
State taxes, net of federal benefit	(461)	(2,780)
Change in Statutory Tax Rate	(1,277)	-
Federal research and development credits	-	(91)
Sec. 382 discrete	84,609	-
Other, net	187	5
Change in the valuation allowance	(71,527)	12,511
Total income tax expense/(benefit)	$—	$—

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2019 and 2018 are presented below:

	December 31,
(Dollars in thousands)	2019	2018
Deferred tax assets:
Intangible assets	$568	$744
Net operating loss carryforwards	20,396	93,397
Federal and state credit carryforwards	-	2,860
Plant and equipment, due to depreciation and impairment	196	146
Inventory reserves	1,483	44
Non-deductible interest	2,797	2,182
Capitalized R&D	6,083	5,804
Operating lease liability	550	-
Other deductible temporary differences	4,015	1,925
Deferred tax liability:
Right-of-use asset	(515)	-
Total gross deferred tax assets	35,575	107,102
Less valuation allowance	(35,575)	(107,102)
Net deferred tax assets	$—	$—

At December 31, 2019, the Company had net operating loss carryforwards for federal income tax purposes of $88.3 million available to offset future federal taxable income as compared to $425.3 million in the prior year. The federal net operating losses generated prior to January 1, 2018 begin to expire in 2028. Net operating losses generated after January 1, 2018 will be limited when utilized but have an unlimited carryforward period. The Company had net operating loss carryforwards for state income tax purposes of $106.2 million compared to $72.2 million in the prior year which are available to offset future state taxable income, if any. The state net operating losses begin to expire in 2027.

Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. As a result of cumulative changes in ownership of more than 50% for the 5% or greater shareholders in years prior, management determined that Company's ability to use net operating loss and credit carryforwards to offset taxable income or tax, respectively, in the future will be limited under Sections 382 and 383 of the Internal Revenue Code. The amount of carryforward that can be utilized annually to offset future taxable income has been significantly reduced.

The valuation allowance for deferred tax assets as of December 31, 2019 and 2018 was $35.6 million and $107.1 million, respectively. The decrease in the total valuation allowance is primarily related to a decrease in the net operating loss carryforwards that, in the judgment of management, are more likely than not won't be realized and corresponding deferred tax assets related to those carryforwards have been written off. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that although a valuation allowance should remain on a portion of the net operating loss carryforward, a majority of the losses would be written off. The Company did not have any unrecognized tax benefits at December 31, 2019 and 2018.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The statute of limitations for assessment by the Internal Revenue Service, or the IRS, and state tax authorities is closed for tax years prior to December 31, 2016 for federal tax purposes and for years prior to December 31, 2016 or 2015 for state tax purposes, although carryforward attributes that were generated in years prior to 2015 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. The Company files income tax returns in the U.S. federal and various state jurisdictions. There are currently no federal or state audits in progress.

In December 2015, U.S. legislation was enacted to permanently reinstate the Research & Development tax credit (R&D tax credit) which had expired on December 31, 2014. In 2018, the Company recorded a benefit of approximately $91,000 for the 2018 R&D Credit. No R&D Credit was recorded in 2019.

12. Employee Benefit Plans

As of December 31, 2019, the Company sponsored a defined contribution retirement plan for employees pursuant to Section 401(k) of the Internal Revenue Code under which eligible employees can defer a portion of their annual compensation. The Company provided an annual matching contribution based on a percentage of the employee’s contributions. The Company recorded an expense for the matching contributions to the plan for the years ended December 31, 2019 and 2018 of $0.4 million. All matching contributions were frozen by the Company on February 21, 2020, and the 401(k) plan was subsequently terminated as a result of the Company’s Chapter 11 filing.

13. Commitments and Contingencies

Litigation

The Company from time to time, is party to pending or threatened legal proceedings. The Company recognizes a liability for contingencies, including an estimate of legal costs to be incurred, when information available indicates both a loss is probable and the amount of the loss can be reasonably estimated. Based upon information presently available, and in light of available legal and other defenses, contingent liabilities arising from threatened and pending litigation are not considered material in relation to the respective financial positions of the Company.

During 2018, the Company received an offer from Roche Diabetes Care, Inc. (“Roche”) to license its US Patent No. 6,736,795 (the ‘795 patent), which expires on September 23, 2020, and is alleged to cover the Company's V-Go product. The Company does not believe the ‘795 patent to be valid, infringed, and/or enforceable, and therefore does not view Roche’s allegation as having merit. The Company also understands that Roche has never practiced the ‘795 Patent and Roche permitted the European equivalent patent to lapse.  Accordingly, the Company declined Roche’s offer of a license to the ‘795 patent, and on January 24, 2019, the Company filed two Inter Partes Review petitions, which included three previously unconsidered prior art references, with the Patent Trial and Appeal Board (“PTAB”).  In response, in late February 2019, Roche filed a proceeding in federal court in Delaware seeking an unspecified amount of damages and potential injunctive relief.  On April 24, 2019 Roche filed a preliminary response with the US Patent and Trademark Office in which it statutorily disclaimed or abandoned all but 2 of the claims in the ‘795 patent that Roche had suggested covered the V-Go product. A statutory disclaimer means that the subject matter covered by the claims abandoned by Roche are dedicated to the public and free for any party to use. On July 16, 2019, the Company entered into a settlement agreement (the “Settlement”) with Roche whereby the Company and Roche agreed to terminate all Inter Partes Review proceedings related to the ‘795 patent and dismiss with prejudice all claims and counterclaims asserted by the two parties in connection with the above disclosed dispute. In exchange for the Settlement, Roche has granted the Company a non-exclusive, worldwide license (the “License”) to use the ‘795 patent, upon the terms and conditions set forth in the Settlement. The License is valid from the date of the Settlement until the ‘795 patent expires and/or is no longer enforceable. In connection with the Settlement, the Company agreed to pay Roche an amount determined not to be material to the Company's financial statements.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Finance (Capital) Leases

In January and November 2018, the Company executed finance (capital) leases with Winthrop Resources Corporation (“Winthrop”) for laptops and other electronic equipment. The initial term of the two leases expire in 2021, then continues year to year until terminated. At the end of the initial term, the Company has the option to purchase the leased equipment in whole for a mutually agreed upon price. The right-of-use assets under these finance (capital) leases were recorded at the present value of the minimum lease payments, which amounted to $0.4 million upon commencement and are amortized over the term of the leases. The Company paid $0.1 million of interest expense under the finance (capital) leases. As of December 31, 2019, gross right-of-use assets for finance (capital) leases were $0.4 million. Finance (capital) lease amortization expense was $0.1 million for the year ended December 31, 2019.

Operating Leases

As of December 31, 2019 the Company leased buildings in Bridgewater, New Jersey and Marlborough, Massachusetts. The New Jersey lease expires in June 2023. The original Massachusetts lease was to expire February 2024. In 2019, the Company entered into the First Amendment to the Marlborough, Massachusetts lease, with payments to commence in June 2019 (the “Massachusetts First Amendment Lease”). The lease adds 4,076 square feet and extends the term of the lease through February, 2026. In addition to rent expense, the Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of the building leases. The rental payments include the minimum rentals plus common area maintenance charges. The leases include renewal options. As a result of the Massachusetts First Amendment Lease an incremental $0.8 million for the ROU asset and lease liabilities were recorded during the year ended December 31, 2019. The Massachusetts First Amendment Lease was assigned to Zealand as part of the Asset Sale (as defined in Note 14), while the New Jersey lease was rejected as part of the Company’s Chapter 11 filing.

The Company has a service contract for the manufacturing of its products with a three year term and a separate contract for the packaging and the shipping of its product with an evergreen term, which the Company accounts for as a one and one half year term. These service contracts are recorded in the cost of sales as manufacturing overhead. Under ASC 842 Leases, the Company tested these service contacts and determined the assets were implicit in the contract, they are distinct, and the supplier does not have practical substantive substitution rights. During the year ended December 31, 2019, the Company recorded an ROU asset and associated liability of $0.2 million for these embedded leases. Both leases are determined to be operating leases.

Operating lease expense included in selling, general and administrative expense under the building leases amounted to $0.4 million for the year ended December 31, 2019. The operating expense for the embedded lease is a de minimis amount per month and is recorded in cost of sales as manufacturing overhead. During the year ended December 31, 2019, the Company recorded ROU assets of $2.6 million.

As of December 31, 2019, the Company’s right-of-use assets, lease obligations and remaining cash commitment on the operating leases are as follows:

	Right-of-use Assets	Operating Lease Obligations	Remaining Cash Commitment
Building and embedded operating leases	$2,290	$2,448	$3,133

The Company’s weighted average discount rate and remaining term on lease liabilities is approximately 8.8% and 5.7 years, respectively.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental statement of cash flows information related to leases for the year ended December 31, 2019 are as follows:

Year Ended December 31,2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$499
Financing cash flows from finance (capital) leases	123
Operating cash flows from finance (capital) leases	32
Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	$1,026

At December 31, 2019, the Company had the following minimum lease commitments:

Year ending December 31:	Operating Lease Commitments
2020	$612
2021	544
2022	537
2023	446
2024	387
Thereafter	607
Subtotal	3,133
Imputed interest	(685)
Total	$2,448

The remaining finance (capital) lease commitments are not significant as of December 31, 2019.

Rental expense under operating leases amounted to $0.6 million for the year ended December 31, 2018.

Development Agreement

On April 16, 2018, the Company entered into an agreement with Glooko, a leader in diabetes data management to provide future V-Go SIM (Simple Insulin Management) users with Glooko’s cloud-based mobile and web diabetes data management platform to help track and analyze their diabetes care plan. Users can also share their data with their providers. Pursuant to the agreement, the Company was obligated to pay a one-time integration fee of $0.1 million, as well as an annual maintenance fee of $0.1 million and a monthly fee per user once a development milestone is met. The initial term of the agreement is 3 years, with renewal options available in yearly increments thereafter. There were no fees associated with this agreement during the years ended December 31, 2019 and 2018.

Licensing Agreement

Pursuant to a formation agreement, dated as of August 22, 2006 (the “Formation Agreement”), BioValve and BTI Technologies Inc. (“BTI”), a wholly owned subsidiary of BioValve, contributed to Valeritas, Inc. (formerly Valeritas, LLC) all of their right, title and interest in and to all of the assets, properties and rights of BioValve and BTI to the extent related to BioValve's drug delivery/medical device initiative, consisting of patents and equipment, hereafter referred to as the Device Assets.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 26, 2008, the Formation Agreement was amended and the Company agreed to pay BioValve an amount equal to 9% of any cash received from upfront license or signing fees and any cash development milestone payments received by the Company in connection with licenses or grants of third party rights to the use in development or commercialization of the Company's Rapid Infuser Technology. In certain circumstances the Company would owe 10% of such payments received. As of December 31, 2019, no amounts were owed under this agreement. Although the Company believes the intellectual property rights around this technology have value, the technology licensed under this agreement is not used in V-Go or any products under development.

14. Subsequent Events

Management has evaluated events and transactions that have occurred through December 7, 2020, which is the date that the consolidated financial statements were available to be issued.

Chapter 11 Bankruptcy & Asset Sale

On February 9, 2020 (the "Petition Date"), the Company and the Company's wholly-owned subsidiaries (each a "Debtor" and together with the Company, the "Debtors") filed voluntary cases under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Cases") with the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court") in order to implement the financial restructuring of the Company. The Bankruptcy Court administered the Chapter 11 Cases jointly under the caption In re Valeritas Holdings, Inc., et al. Subsequently on March 6, 2020, the Company's stock was delisted from the Nasdaq stock market.

The Debtors continued their operations in the ordinary course of business without interruption during the pendency of the Chapter 11 Cases, pending the sale of their assets in a going concern sale pursuant to a competitive bidding and auction process. To maintain and continue uninterrupted ordinary course operations during the Chapter 11 Cases, the Debtors obtained a variety of “first day” orders from the Bankruptcy Court approving various forms of customary relief, including authority to: (a) continue using their existing cash management system, (b) pay prepetition wages, compensation and employee benefits, (c) maintain existing insurance policies and pay related obligations, (d) pay certain prepetition taxes, (e) provide adequate assurance of payment to their utility providers, (f) pay prepetition claims of certain critical vendors, and (g) use cash collateral and enter into a debtor-in-possession financing facility.

On March 12, 2020, to ensure access to sufficient liquidity throughout the Company's Chapter 11 Cases, the Bankruptcy Court authorized an order (the “DIP Order”) granting final approval of the Company’s senior secured priming debtor-in-possession financing facility (the “DIP Facility”) by and among the Company and certain of its subsidiaries, as borrower and HB Fund LLC, as the “DIP Lender.” Under the terms of the DIP Order, the Debtors had access to the full $12.0 million DIP Facility, funded in two tranches upon the satisfaction of certain pre-specified conditions and subject to a borrowing base and certain fees. The proceeds of the DIP Facility were used by the Debtors in accordance with a Bankruptcy Court-approved budget for working capital and general corporate purposes of the Debtors and to pay fees, costs and expenses related to the DIP Facility. The DIP Facility was paid off on April 2, 2020, in conjunction with the closing of the Asset Sale (as defined below).

Additionally, on the Petition Date, Zealand and the Company and certain of its subsidiaries (together, the “Sellers”) entered into the Purchase Agreement pursuant to which, Zealand agreed to purchase substantially all of the assets of the Company (such transaction, the “Asset Sale”). The consideration for the Asset Sale provided for in the Purchase Agreement consisted of (i) $23 million in cash and (ii) the assumption of certain liabilities of the Debtors. The transaction was completed on April 2, 2020 and Zealand obtained the Sellers' V-Go® wearable insulin delivery device and 110 employees, all supporting inventory and other working capital, systems, processes and the majority of established contracts, and a site in Marlborough, Massachusetts. Certain assets not associated with V-Go®, including certain leases and other liquid assets, and debt and certain other liabilities of the former owners were excluded as part of the Asset Sale and were addressed as part of the Chapter 11 Cases.

VALERITAS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 15, 2020, the Debtors filed their Chapter 11 plan of liquidation, as amended (the “Plan of Liquidation”), by which they proposed to contribute all of the Debtors’ remaining assets to a liquidating trust to satisfy their debts and liabilities and to cancel and extinguish all of the Company’s existing and outstanding capital stock and other equity interests. Following a hearing held on June 4, 2020, the Bankruptcy Court confirmed the Plan of Liquidation, and the Plan of Liquidation became effective on June 30, 2020. The Chapter 11 Cases are being administered by a liquidating trustee pursuant to the confirmed Plan of Liquidation for the benefit of the Company’s creditors who are the beneficiaries of the liquidating trust.

The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the Chapter 11 filing.